Exhibit 99.1

FOR IMMEDIATE RELEASE	February 12, 2014

CELESTICA AMENDS NORMAL COURSE ISSUER BID

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that it received approval from the Toronto Stock Exchange to amend its Normal Course Issuer Bid (the Bid) in order to permit the repurchase of its subordinate voting shares under one or more program share repurchases (each a PSR) during the term of the Bid.

In connection with each PSR, the Company will enter into an agreement (each an Agreement) with Citibank, N.A., Canada Branch (the Bank) to repurchase its subordinate voting shares (Purchased Shares). Pursuant to the terms of each Agreement, and subject to the terms and conditions of an exemptive relief order of the Ontario Securities Commission (the OSC Order), the Company will pay an amount (the Amount) to the Bank and, during the term of the Agreement, the Bank will acquire subordinate voting shares in the open market for its own account, for the purpose of ultimately fulfilling its delivery obligations to the Company under the Agreement. All purchases by the Bank under each PSR will be conducted independently of the Company. Upon completion of the PSR, the Bank will deliver such quantity of Purchased Shares as determined by dividing (i) the Amount by (ii) the arithmetic average of the volume-weighted average price per share of the Company’s subordinate voting shares for each trading day during the term of the PSR (VWAP) less a negotiated discount. However, each Agreement will provide that under certain conditions, the Purchased Shares will be acquired by the Company at VWAP with no discount, in which case, the difference (if any) between (i) the quantity of Purchased Shares multiplied by VWAP and (ii) the Amount, will be returned to the Company.

The Company will acquire the Purchased Shares from the Bank under its previously announced Bid, which commenced on August 7, 2013 and authorized purchases of up to 9,842,021 subordinate voting shares. Each Agreement will provide that the quantity of Purchased Shares to be delivered to the Company cannot exceed the remaining quantity of subordinate voting shares purchasable under the Bid as at the date of execution of the Agreement. Upon their delivery, all Purchased Shares will be cancelled by the Company.

Pursuant to the terms of each Agreement and the OSC Order, all purchases made by the Bank or its agents on the Toronto Stock Exchange pursuant to the PSR must be made in accordance with the rules applicable to the Bid, subject to limited exceptions as provided in the OSC Order. In addition, the Company and any non-independent purchasing agent acting on behalf of the Company are prohibited from purchasing any subordinate voting shares during the term of a PSR.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges.

more…

For further information on Celestica, visit our website at http://www.celestica.com. Our securities filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to the Company’s intention to commence and complete PSRs and the terms of each Agreement, including the timing, quantity, reference price and method of calculating the reference price for repurchases, if any, of subordinate voting shares under PSRs. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the products we manufacture; price and other competitive factors generally affecting the EMS industry; managing our operations and our working capital performance during uncertain economic conditions; responding to rapid changes in demand and changes in our customers’ outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from lost programs or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of world or local events outside our control; retaining or expanding our business due to execution problems relating to the ramping of new programs; delays in the delivery and availability of components, services and materials; non-performance by counterparties; our financial exposure to foreign currency volatility; increasing income taxes, increased levels and scrutiny of tax audits globally, and defending our tax positions or meeting the conditions of tax incentives and credits; successfully implementing and completing our restructuring plans and integrating our acquisitions; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any U.S. government shutdown or delay in the increase of the U.S. government debt ceiling; and compliance with applicable laws, regulations and social responsibility initiatives. These and other risks are discussed in our public filings at www.sedar.com and www.sec.gov, including in our MD&A, our latest Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators.

The forward-looking statements contained in this press release are based on various assumptions many of which involve factors that are beyond our control. The material assumptions include that the timing, quantity, reference price and method of calculating the reference price for repurchases will not be revised pursuant the terms of each Agreement, as well as assumptions related to the following: the Company’s view with respect to the Company’s financial condition and prospects; the stability of general economic and market conditions, currency exchange rates, and interest rates; the availability of sufficient cash on hand, from time to time, to fund the Amount; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; and compliance by all relevant parties with applicable laws, regulations, exemptive relief orders (including the OSC Order) and stock exchange rules pertaining to the PSR and the Bid. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com